UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GREENLITE VENTURES INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

395368 10 3
(CUSIP Number)

John C. Curtis
2227 Haywood Avenue,
West Vancouver, BC V7V 1X6
Tel: (360) 318-3028
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 395368 10 3

1.	Names of Reporting Persons	John C. Curtis
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[_]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Canadian Citizenship

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	21,000 Shares*

8.	Shared Voting Power:	Not Applicable

9.	Sole Dispositive Power:	21,000 Shares*

10.	Shared Dispositive Power:	Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,000 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 0.18%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 395368 10 3

This Schedule 13D/A (Amendment No. 1) is being filed by John C. Curtis to amend and supplement the Schedule 13D of the Reporting Person filed on February 13, 2006 with the Securities and Exchange Commission. Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D shall remain unchanged.

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the “Company Shares”), of Greenlite Ventures Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at Suite 201, 810 Peace Portal Drive, Blaine, WA 98230.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the previously filed Schedule 13D is amended to read as follows:

(a)	Name of Person filing this Statement:

John C. Curtis

(b)	Residence or Business Address:

The residential address of Mr. Curtis is 2227 Haywood Avenue, West Vancouver, BC V7V 1X6.

(c)	Present Principal Occupation and Employment:

Mr. John C. Curtis was the Company’s President and the sole member of the board of directors and had served in those capacities from January 1, 2003 to February 16, 2008. Mr. Curtis has been employed since 1994 as a designer specializing in the field of electrical design and drafting. From 2004 to present, Mr. Curtis is employed by PBA Engineering Ltd., where he is involved in the design of security systems and camera installations for the Vancouver Ports and the Ministry of British Columbia. The address of PBA Engineering Ltd. is 300 – 131 Water Street, Vancouver, BC V6B 4M3.

(d)	Criminal Convictions:

Mr. Curtis has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

Mr. Curtis has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Mr. Curtis is a citizen of Canada.

CUSIP No. 395368 10 3

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the previously filed Schedule 13D is amended to read as follows:

On February 28, 2002, Mr. Curtis acquired 5,000,000 shares of common stock at a price of $0.001 per share for total proceeds of $5,000 and on November 30, 2002, Mr. Curtis acquired an additional 1,000 shares of common stock at a price of $0.05 per share for total proceeds of $50. Mr. Curtis paid for these shares out of his personal funds.

On February 16, 2008, pursuant to the terms of a Share Transfer Agreement dated February 4, 2008 between the Reporting Person and Howard Thomson, (the “Share Transfer Agreement”), the Reporting Person sold 4,980,000 shares of the Company’s common stock to Howard Thomson (the “Transferred Shares”). In consideration of the Transferred Shares, the Reporting Person was paid $4,980, being $0.001 per share. Upon completion of the share transfer, there was a resulting change in control as the Reporting Person now owns 0.18% of the issued and outstanding shares of the Company.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the previously filed Schedule 13D is amended to read as follows:

The original purchases of the shares by the Reporting Person on February 28, 2002 and November 30, 2002 was an initial investment as a founding shareholder of the Company.

As a result of the completion of the sale of the Transferred Shares to Howard Thomson on February 16, 2008, the Reporting Person no longer holds majority ownership of the Company’s common stock and the Reporting Person now owns 3.93% of the outstanding shares of the Company’s common stock.

Subsequently on February 16, 2008 upon the closing of the Share Transfer Agreement, the Reporting Person resigned as a Director, the Chief Executive Officer and President, of the Company. Howard Thomson was appointed in those capacities in place of the Reporting Person. Howard Thomson was also appointed the Chief Financial Officer, Secretary and Treasurer of the Company in place of Douglas King who resigned from those offices upon the closing of the Share Transfer Agreement. This change in the Company’s Board of Directors occurred on February 16, 2008 being 10 days after the Company’s Schedule 14F-1 Information Statement was mailed to the Company’s stockholders and filed with the SEC on February 6, 2008.

As of the date hereof, except as otherwise disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

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(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s Articles of Incorporation or other actions which may impede the acquisition of control of the Company by any person;

(h)

causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the previously filed Schedule 13D is amended to read as follows:

(a)	Aggregate Beneficial Ownership:

As of February 16, 2008, Mr. Curtis beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock
Common Stock	21,000	0.18%

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information I provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of February 16, 2008, there were 11,366,666 Company Shares issued and outstanding.

(b)	Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Company Shares held by him and has the sole power to dispose of or to direct the disposition of the Company Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

Other than the Transfer of shares by the Reporting Person as described above under Items 3 and 4, the Reporting Person has not effected any transactions in the Company’s securities during the past 60 days.

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(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

February 16, 2008.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Share Transfer Agreement dated effective February 4, 2008 between Howard Thomson and John Curtis.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 18, 2008
Date

/s/ John C. Curtis
Signature

JOHN C. CURTIS
Name/Title

SHARE TRANSFER AGREEMENT

This Agreement dated effective the 4th day of February, 2008.

BETWEEN:
	NAME OF TRANSFEROR:	JOHN CURTIS
	ADDRESS OF TRANSFEROR:	2227 Haywood Avenue
West Vancouver, British Columbia
Canada, V7V 1X6
(the “Transferor”)
OF THE FIRST PART
AND:
	NAME OF TRANSFEREE:	HOWARD THOMSON
	ADDRESS OF TRANSFEREE:	Brookside, Ballymabin
Dunmore East, County Waterford
Ireland
(the “Transferee”)
OF THE SECOND PART

THIS AGREEMENT WITNESSES THAT in consideration of the price of US $4,980, being US $0.001 per share, paid by the Transferor to the Transferee, the receipt and sufficiency of which is acknowledged, and in reliance of the representations and warranties of the Transferee, the Transferor hereby agrees to sell 4,980,000 shares of the common stock (the “Shares”) of GREENLITE VENTURES INC. (the “Corporation”) to the Transferee free and clear of all liens, charges and encumbrances.

The Transferee represents and warrants to the Transferor that:

(1)	The Transferee is not a “U.S. Person” as defined in Regulation S promulgated under the 1933 Act.

(2)

The Transferee is acquiring the Shares for the Transferee’s own account for investment purposes, with no present intention of dividing its interests with others or reselling otherwise disposing of any or all of the Shares.

(3)

The Transferee does not intend any sale of the Shares either currently or after the passage of a fixed or determinable period of time or upon the occurrence or nonoccurrence of any predetermined event or circumstance.

(4)	The Transferee has no present or contemplated agreement providing for the sale or other disposition of the Shares.

(5)	The Transferee is not aware of any circumstance presently in existence which is likely in the future to prompt a sale or other disposition of shares.

(6)

The Transferee possesses the financial and business experience to make an informed decision to acquire the Shares and has had access to all information relating to the Corporation and its business operations, which would be necessary to make an informed decision to purchase the Shares.

(7)

The Transferee acknowledges and agrees that the Transferor is an affiliate of the Corporation and as such, all certificates representing the shares to be acquired by the Transferee are restricted securities and will bear a restrictive legend as follows:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), AND HAVE BEEN OFFERED AND SOLD ONLY TO ACCREDITED INVESTORS IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT. SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED UNLESS THEY ARE REGISTERED UNDER THE APPLICABLE PROVISIONS OF THE ACT OR ARE EXEMPT FROM SUCH REGISTRATION”

The closing of this Agreement will be held on or before February 18, 2008.

This Agreement may be executed in one or more counter-parts, each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date of this Agreement.

/s/ John Curtis
JOHN CURTIS

/s/ Howard Thomson
HOWARD THOMSON